Exhibit 13

25 Years of Advancing a Mission

Our 25th anniversary gives us a chance to celebrate our ongoing partnership with America’s cooperative community. Over the past quarter century, we’ve seen our customers evolve, adapt and move in new directions. And we’ve done the same. Yes, throughout all the changes, our mission has remained steadfast. We were founded to provide the cooperative community with a level of innovative financial support and service they could not easily find elsewhere. That was our charter 25 years ago, and it is our charter today.

About National Cooperative Banks and its Family of Companies

National Cooperative Bank (NCB) provides a comprehensive array of financial services to cooperatives and other member-owned organizations across the country. What makes NCB unique is that the Bank was created to address the financial needs of an underserved market niche: people who join together cooperatively to meet personal, social or business needs, especially in low-income communities.

NCB’s principal customers are cooperatives and their members, such as retailer-owned grocery wholesalers, purchasing co-ops or housing co-ops. Other customers share in the spirit of cooperation and are democratically organized, much like traditional cooperatives. What they all have in common is a single fundamental goal – they have joined together to meet a common need.

NCB has offices in Anchorage, Alaska; Oakland, California; Hartford, Connecticut; New York, New York; Hillsboro and Fayetteville, Ohio; and Washington, DC.

NCB,FSB, a wholly-owned thrift subsidiary of NCB, offers commercial and personal banking services nationwide. NCB, FSB utilizes its deposit base to fund loan products, resulting in more competitive pricing for its customers. Its primary focus is on providing mortgage banking, cash management, and a wide variety of consumer loan products and services.

NCB, FSB’S headquarters is located in Hillsboro, Ohio, with branch offices in Washington, DC; New York, New York; and Fayetteville, Ohio.

NCB Development Corporation (NCBDC), NCB’s nonprofit affiliate, provides creative development and financial solutions that empower underserved communities to address the problems poverty creates in America. NCBDC targets initiatives and projects that have the power to transform lives: education, affordable assisted living, economic development, health care for the uninsured, and housing options for persons with disabilities.

NCBDC has offices in Washington, DC, New York, New York; and Oakland, California.

Eos Financial Group, Inc., a subsidiary of NCB, provides multi-disciplinary independent financial advice to nonprofit, community-based, and member-owned organizations.

Eos Financial Group has offices in Washington, DC and Oakland, California.

Cooperative Community Works, LLC, jointly owned by NCB and NCBDC, helps develop resident-owned and resident-controlled affordable housing communities for families and seniors at a variety of income levels.

Cooperative Community Works is located in Washington, DC.

Letter from the President

NCB enjoyed yet another strong year in 2004. Nearly every part of our business outpaced expectations and recorded increased market share.

Our net income of $22.6 million may not have exceeded last year’s record high of $32.8 million, largely because the demand for refinancing was less intense. Yet 2004 was still one of our best performances ever.

Our real estate lending and sales on the secondary market continued to be helped by the current interest rate climate. Add to this an expanding economy, which also benefited our commercial lending, and we had an environment conducive to significant growth in NCB loans. Our total assets climbed to $1.6 billion at year-end, up from $1.4 billion in 2003. And we expect to be able to distribute patronage refunds totaling approximately $21.2 million to our members.

The Year in Real Estate Financing

NCB, FSB, our wholly-owned thrift, contributed the greatest share of our 2004 earnings. Financing for housing co-ops, community associations and commercial real estate operations was a robust $899.6 million.

On the consumer side, nationwide lending for the purchase of co-op, condo and single-family homes was $269.2 million, driven in part by an expanded line of loan products. For the first time, NCB, FSB began offering home equity lines of credit. And this offering proved to be a popular addition, meeting a traditionally underserved need among cooperative homeowners nationwide.

Deposits through NCB, FSB continued to build, reaching $605.9 million, with a significant portion coming from our real estate customers. We also generated significant loan sales through the secondary market. In 2004, Fitch Ratings affirmed NCB, FSB’s servicer ratings in recognition of our experienced staff and management team and our strong use of technology in servicing loans that support commercial mortgage-backed securities.

Observing an Anniversary

On March 21, 2005, NCB will be 25 years old. The date will mark a quarter century of advancing the mission first articulated in the 1978 legislation establishing NCB.

From the very first day of operations, we had a very specific purpose- to meet the underserved financing needs of the nation’s cooperative community, especially in low-income areas. The thinking behind our creation was that a financial institution set up as a cooperative and dedicated solely toward serving cooperatively structured organizations could have a big impact on the viability of these enterprises. In our report to you this year, we want to illustrate how we continue to be motivated by that conviction.

Ours is a story of public policy goals executed through highly successful privatization. The $184 million in seed money we received from the U.S. Treasury at our inception is the only public funds we have ever been given- or needed. It is being paid back in full with interest, amounting to a very good deal, we feel, for the taxpayer.

And what have the American people gotten back in return? Well, over the years, we have been able to grow that seed money into transactions of more than $6 billion- all of it going toward the betterment of cooperative enterprises that address some of the country’s most basic community and small business needs.

The Start Up of Mission Banking

In 2004 alone, we disbursed over $383.6 million in low-income lending, up from $244.0 million last year. Convinced we can do even more, we launched a new initiative called Mission Banking that will enable us to better identify low-income opportunities and determine how best to follow through on them.

This initiative calls for us to more tightly coordinate our various low-income capabilities so that we have a more focused strategy across the NCB Family of Companies. We will use the balance sheets of NCB, NCB, FSB and NCB Development Corporation, our nonprofit affiliate, in a more complementary fashion. The result will be an enhanced level of financing for our low-income borrowers. And that will translate into assistance at a deeper level for the communities in which they work and live.

Cooperative Development

Besides spurring more low-income lending activity, Mission Banking also stipulates that we do more to stimulate the growth of new cooperatively structured enterprises and expand the reach of cooperatives in the U.S. economy.

In 2004, we paid particular attention to identifying opportunities for consumer food cooperatives. Many communities in rural areas losing food shopping options as traditional full-line grocery outlets leave. The situation is piquing interest in the formation of food co-ops and buying clubs to fill the void. We are evolving strategies to give them the help they need – and not just in the form of capital but in other kinds of support as well.

Together with NCBDC, we also formed a new business unit- Cooperative Community Works – to create new cooperative housing opportunities nationwide. Our aim is to develop vital, resident-owned and resident-controlled communities affordable to families and seniors at a variety income levels. We will use tax credits to help those whose means fall significantly below the area’s median income. For more information, contact Terry Lewis at tlewis@ncb.coop.

Also in concert with NCBDC, we are exploring further ways in which the cooperative model can be applied to easing the nation’s affordable housing crisis. Our join efforts in New York, for instance, where we are working with the city and community-based developers, are already leading to the creation of hundreds of new units cooperative housing.

Cooperative Advocacy

Through our Mission Banking initiative, we are committed to supporting the cooperative community through advocacy and public policy development. We continued in 2004 to brief Capitol Hill on our progress in fulfilling our low-income lending mandate.

Helping customers re-educate themselves on the advantages they offer as cooperatives is another objective. That is why we are offering full scholarships, worth $20,000 a piece, for the Web-based MBA program at Saint Mary’s University in Halifax, Nova Scotia. The program, specializing in cooperative management, gives students the opportunity to discover new ways to apply cooperative values. The scholarship is open to applicants employed by any of NCB’s co-op customer organizations. To apply, contact Heather Wyatt at hwyatt@ncb.coop.

Looking Ahead

Predicting the future is a foolhardy exercise. Yet I feel confident in asserting that the cooperative principles in which we all believe will be as relevant during the next quarter century as they have been in the past. Times will change. New forms of competition will arise. But the basic concept of joining together cooperatively to achieve common purposes will never lose its vital place in our economy or in our personal lives.

NCB’s role is to be an enabler. Our sole reason for being is to make possible the success of our customers and fuel the growth of the cooperative community as a whole. We are a unique financial institution, customer-driven by choice and necessity. We are totally beholden to our members who are also our customers. If they are not happy, we are not happy.

So it was gratifying to learn from our recent customer survey that in general customers were satisfied with and loyal to the NCB Family of Companies. I want to thank all of you who participated in our survey. The feedback is extremely valuable to us. For example, the results revealed that most customers know us for only one type of product. They do not recognize the full array of ways in which we can serve them. We also discovered that many of our customers want us to make the experience of doing business with us easier by increasing their bill payment options and eliminating any duplicative information requests. You can be confident we are taking measures to address these findings and any others indicating we were not quite meeting your expectations.

On the occasion of our 25th anniversary, I want to thank all of the customers we’ve been privileged to serve since we opened our doors, all of the partners and associate organizations with whom we’ve worked, and all of our employees whose dedication made it all possible. You have my sincerest appreciation.

Charles E. Snyder
President and Chief Executive Officer

NCB’S role is to be an enabler. Our sole reason for being is to make possible the success of our customers and fuel the growth of the cooperative community as a whole.

A Perspective on Mission Banking

Terry Simonette
President of NCB Development Corporation

Twins were born 25 years ago. NCB began operations then, and so did NCB Development Corporation, its nonprofit sister.

Originally given the rather unwieldy name of the Office of Self-Help Development and Technical Assistance, NCB Development Corporation came into being as an offspring of the same legislation that engendered NCB. And, like siblings, we have grown up together while pursuing separate paths. Still, as affiliates with a common origin, we were there for each other when needed.

Over the years, NCB has proved to be a crucial source of financing for NCBDC as we sought to build new markets and address the problems poverty creates in America. In turn, we have been important to NCB by leading the way toward fulfillment of the Congressional mandate to serve the needs of low- and moderate-income communities.

Now our sibling bonds are about to grow even tighter with the 2004 launch of NCB’s Mission Banking initiative. And I look forward eagerly to what this new level of close coordination will achieve.

What Mission Banking does is affirm very explicitly that NCB has moved from simply supporting NCBDC’s low-income community development activities to being both our active partner and significant contributor. This strategic advance makes for a much more robust connection, one that ultimately will pay off dividends in the joint impact we can have on low-income and emerging markets.

As just one example, NCB, FSB joined with NCBDC in 2004 to work on funding a New York City affordable cooperative housing program. NCB,FSB’s proactive involvement in the form of direct lending and the leveraging of additional resources enabled NCBDC to do what we do best – provide the prime market development work and technical assistance needed for success. And we now are looking to institute a similarly aggressive joint program for affordable co-op housing in Washington, DC.

Equally exciting is the way Mission Banking marks a renewal of NCB’s commitment to the development of new cooperatives, especially in low-income communities. Through meetings with co-op leaders in various business segments, NCB is exploring ways to stimulate the start up of new cooperatives and the expansion of existing cooperatives in America.

A quarter century after making its first loan, NCB not only continues to pursue its original mission but is striving to raise that mission to the next level. We at NCB Development Corporation welcome the opportunity to be joint participants in this important step forward.

25 years of advancing a mission

National Cooperative Bank was born with a unique mission. We were created to become a dependable, innovative source of financing and financial expertise to a traditionally underserved population – people who come together cooperatively, especially in low-income communities, to achieve their personal and business goals.

That was our mission when we opened our doors in March 1980. And it continues to be our mission today as we approach the 25th anniversary of our first loan.

This report looks back over the key events in our history to illustrate how far we – and the cooperative community – have come in a quarter century. Yet this celebration of progress also stands as a tribute to the remarkable consistency and flexibility of a powerful idea – that cooperation and cooperative principles can be applied fruitfully to almost any endeavor.

As we mark our 25-year milestone, our belief in the efficacy of cooperatively structured solutions grows even stronger. And we look forward to supporting America’s cooperative community as it explores the many new exciting opportunities that lie ahead.

2004 – NCB’s first customer – Hyde Park Co-op – was founded during the Great Depression as a food buying club operating out of an apartment near the University of Chicago. Now in its 73rd year, this retail food co-op has evolved into one of the nation’s largest, with some 22,000 members. Its long-standing example shows once again how cooperatives give people the power to translate their ideas into viable, sustainable, community-driven enterprises.

Retail food co-ops have been a staple of NCB lending ever since that first loan was made. And today their need for financial support has never been greater. The market is undergoing change triggered by encroaching competition from mega-supermarkets, consumer demand for healthier foods and a scarcity of stores in many urban, small-town and rural areas.

NCB is ramping up in response. Products and services are being developed to help spur the creation of new food co-ops and enable the expansion of existing ones. Especially targeted are neighborhoods that have lost local supermarket outlets and face limited shopping alternatives. The opening of a new food co-op can deliver a much-needed economic boost to these communities.

1980 – National Consumer Cooperative Bank and the Office of Self-Help officially open for business on March 21, 1980.

NCB’s first commercial loan is to Chicago’s Hyde Park Co-op and its first real estate loan is to the University Students’ Cooperative located in Berkeley, California.

In its first year, NCB originates slightly less than $10 million in loans to a customer base composed largely of natural food cooperatives and a handful of New York City housing cooperatives.

1981 – After talk of canceling the Bank’s charter, Congressional and cooperative leaders reach consensus. On December 31 legislation passed by Congress and signed by President Ronald Reagan officially privatizes National Consumer Cooperative Bank (NCCB) as a cooperative financial institution owned by its member-stockholders.

1982 – The Office of Self-Help is incorporated as a District of Columbia nonprofit called the Consumer Cooperative Development Corporation.

1983 – NCCB sells co-op housing underlying mortgages on the secondary market for the first time. Freddie Mac purchases the two-loan package.

1984 – NCCB opens an office in Anchorage, Alaska to meet the needs of Alaska Native enterprises which, like traditional cooperatives, operate for the benefit of their members.

NCCB convinces Fannie Mae to start purchasing cooperative apartment loans (share loans).

The Bank announces its intention to seek additional funding from the capital markets.

1985 – NCCB starts doing business as National Cooperative Bank (NCB) to symbolize a transition from an organization housed in the public sector to a competitive market-oriented private financial institution.

Consumer Cooperative Development Corporation changes its name to NCB Development Corporation (NCBDC).

NCB secures it first $50 million line of credit from the capital markets. The funding ensures NCB’s continued expansion of lending activities.

2004 – By setting up shop in Anchorage in 1984, NCB signaled a deep commitment to serving the Alaskan Native community. The new office underscored that NCB meant business. The Bank’s resources would be used to finance the growth of Alaskan Native enterprises throughout the state. Since then, NCB has maintained a continuous presence in the Alaska market, providing more than $350 million in financing. This longevity has given NCB insight into how Native Corporations think and act. They place a high value on trust. It is ingrained in their culture. And no financial institution has demonstrated a more abiding dedication to their enterprises than NCB – a fact that has not gone unnoticed.

For example, the Native Corporation Tunista, Inc. recently sought financing to build an outpatient nursing clinic in Bethel, Alaska. For the first time, the company turned to NCB for assistance. Helping to sway its decision was NCB’s reputation. Tunista recognized that NCB’s two-decade record of unbroken service to the Native community made it more than just another bank. The result? NCB gained a new Alaskan Native customer. And Yupik Eskimos living in extremely remote villages dotting the Yukon-Kuskokwim Delta now have a newly constructed state-of-the-art nursing facility dedicated to their health and well-being.

2004 – The strategic benefits of combining our retail and commercial real estate operations in early 2002 continued to pay off for us in 2004. Our lending to housing co-ops, community associations and commercial real estate operations was up about 10.4 percent to more than $899.6 million. In addition, NCB, FSB originated $238.0 million in financing to co-op, condo and single family homeowners nationwide.

The one-stop service NCB is now able to deliver is making a big difference. When Dobin Development LLC recently desired to move quickly on the co-op conversion of a building in Beverly Hills, California, NCB was not only able to provide financing for acquisition of the building but extend share loans to buyers as well, since the units were renovated and ready for sale. For Dobin Development, the proceeds from those purchases more than paid off the building acquisition loan. And the co-op members of The Point at Beverly Hills felt fortunate to have secured a modestly priced housing option in the midst of one of the nation’s wealthiest communities.

1986 – NCB registers with the Securities & Exchange Commission. The move subjects NCB to standardized quarterly reporting and disclosure requirements, giving the Bank the characteristics of a public company in the eyes of Wall Street.

NCB performs its first private placement, a funding for the consumer-owned outdoors cooperative REI.

NCBDC capitalizes the Kaplan Fund at $500,000 with matching funds from the Kaplan Foundation. The revolving loan fund is to help foster the development of senior housing.

1987 – NCB’s loans outstanding reach $270 million, representing a cross-section of markets that are representative of basic community needs: grocery, retail goods and services, health care, housing, childcare, education, energy and manufacturing.

1988 – NCB acquires Anchor Savings and Loan Association of Hillsboro, Ohio. Renamed NCB Savings Bank, FSB, the acquisition allows NCB to offer depository services to its customer base on a nation-wide basis, and serves as a funding window for its co-op apartment financing (share loan) business.

NCB and NCBDC form Project LEND (Lenders Efforts for Nonprofit Development) with Washington, DC-area financial institutions. The consortium commits to fund a variety of local community development projects including limited-equity housing cooperatives.

1989 –NCB syndicates its first loan facility for a cooperative hardware wholesaler, bringing in four national and international financial institutions.

President George Bush signs into law a bill that clarifies the terms and conditions by which NCB will repay the $184 million in Class “A” notes owned to the federal government.

Based on the agreement, the notes are later repriced in October 1990, positively impacting NCB’s future cost of funds.

1990 – NCB moves toward niche market specialization, replacing a previous regional focus. By focusing on specific markets and industries on a national basis, NCB can offer greater knowledge and expertise about the competitive environments in which its customers operate.

NCBDC begins to work with first-stage ESOPs (Employee Stock Ownership Plans). The worker ownership philosophy of ESOPs is a natural extension of NCB’s cooperative ownership expertise.

1991 – Institutional investors purchase $47.6 million in NCB-originated cooperative housing underlying mortgages.

NCB publishes the NCB Co-op 100, the first and only report of its kind, to highlight the top 100 cooperative businesses in the United States and raise the profile of co-ops nationally.

2004 – Increasing numbers of low and middle income families cannot find suitable housing, begin priced out of the market in many communities across the country.

Since its earliest days, NCB has not only provided financing for affordable housing but has been a strong advocate for applying the cooperative model to help address the problem. Now, with real estate values skyrocketing, construction costs climbing and many low-income tax credits expiring, the need has never been more acute.

Consider what the resident of Capital Manor Apartments in Washington, DC, recently accomplished for themselves. When their 102-unit rental complex was put up for sale, the prospect of their displacement loomed. Private development in the increasingly gentrified neighborhood would likely mean they could no longer afford to live there.

Taking the initiative, the residents formed a tenant association, assembled a team of organizations to advise them on home ownership and approached NCBDC and NCB, through its subsidiary NCB, FSB, for financing. They received $3.4 million to help purchase the building and $8.1 million to carry out long-overdue repairs. Today,

Capital Manor Cooperative has been reborn as a resident-owned, limited equity cooperative, this preserving its affordability.

1992 – NCB holds its first public sale of cooperative housing underlying mortgages that carry AAA ratings from Standard & Poor’s and Duff & Phelps. Institutional investors snap up the $93 million package in less than one day.

NCBDC launches the first of its kind affordable assisted living demonstration project, known as the Coming Home program, with $6.2 million grant from the Robert Wood Johnson Foundation.

Recognizing the integral bond between the retailer and wholesaler, NCB creates a team to develop small business member loan programs for its commercial co-op customers, from grocery and hardware wholesalers to franchisee-owned purchasing cooperatives.

1993 – NCB arranges first public sale of affordable housing loans, consisting of $26 million in limited-equity housing underlying mortgages.

In its biggest public sale to date, NCB sells some $97 million in mortgage-backed securities composed of cooperative housing underlying mortgages.

1994 – NCB and NCBDC originate nearly $26 million in affordable housing loans, a record amount, bringing the number of affordable homes financed to more than 22,000.

NCB starts the “Baby Blanket” Loan Program, lowering the cost of underlying mortgages for smaller New York housing cooperatives with set fees and a streamlined application process.

NCB unites with a select group of banking partners to meet the capital needs of a growing underserved niche – nonprofit, community-based health care and senior living communities.

2004 – One of the first customers to take advantage of NCB’s community association lending program was The Olympus Condominium of Alexandria, Virginia. In 1995, the condo’s council of co-owners was looking for a way to fund a sizable project – the conversion of the buildings on-site hot water and space heating to gas. Rather than handling the task by imposing a special assessment on the unit owners, the council decided to borrow the amount needed through NCB’s newly inaugurated program. By taking out a $640,000 loan, the condo would have the money in hand to begin and complete the work on schedule. The cost of the financing could be spread over time until the loan was completely paid off in 2001.

Until the rollout of this NCB lending initiative, community associations repairs. Most financial institutions were reluctant to lend to condo, homeowner and townhouse associations. But NCB broke through this impasse and, since 1995, has originated some $167 million to 236 community associations nation-wide for capital improvements.

These days, The Olympus Condominium has another repair on its agenda – balcony restoration. And the building’s council of co-owners has once again contacted NCB for a loan, totaling $1 million, to cover the cost.

1995 – NCB unveils the Community Association Loan Program, expanding its capital improvement financing to condominium, homeowners and townhouse associations. The program, the first of its kind nationally, provides multifamily ownership communities with a welcomed new option to pay for expensive, large-scale repair projects.

NCB closes largest commercial transaction to date, a $58.2 million syndication for a grocery retail member of a wholesale cooperative.

1996 – NCB receives investment grade ratings on its long-term debt from Moody’s and Duff & Phelps.

NCB securitization $315.2 million in cooperative housing underlying mortgages, almost three times larger than any prior NCB securitization transaction, and the largest securitization of cooperative loans by any financial institution in 1996.

NCB launches www.ncb.com creating its first presence on the Internet.

1997 – NCB and NCB Savings Bank, FSB join together to complete their first bulk sale to Wall Street of $19 million in share loans.

NCB enters the low-sold housing co-op segment in New York, providing $38 million to help strengthen the financial liquidity of this underserved niche.

NCB receives commercial paper ratings from Standard & Poor’s and Duff & Phelps.

1998 – NCB assets top $1 billion. NCB invests in SPP Capital Partners, LLC. The strategic partnership allows NCB to efficiently provide for the larger capital needs of its commercial customers through private placements.

NCB Savings Bank, FSB, completes first delivery into the Fannie Mae Majors Program, to provide even better interest rates for share loan customers.

NCB’s new “Members Only” section to www.ncb.com allows customers access to their loan, stock and deposit account information.

NCB and SPP Capital Partners, LLC complete a $93 million private, senior note placement for Arctic Slope Regional Corporation, the first private placement by an Alaska Native corporation and the first transaction through the NCB and SPP Capital partnership.

1999 – NCB reaches its long-term goal of providing financing to cooperatives and their members in every state in the union.

NCB applies its considerable real estate lending experience to a new market segment: commercial customers. This mortgage banking product allows origination of real estate loans at lower rates and on longer terms.

2000 – NCB is accorded primary, master and special servicing ratings for loans secured by housing cooperatives. The ratings by Fitch Ratings are in recognition of NCB’s specialized knowledge of the co-op real estate market. They also confirm NCB’s strategy of retaining the right to service the loans it sells to investors.

NCB joins Credit Suisse First Boston and Morgan Stanley in a $1.1 billion sale of commercial mortgage-backed securities.

2004 – For customers having difficulty obtaining conventional financing, loans guaranteed by the Small Business Administration (SBA) can be an attractive option. Usually the terms are longer, the down payments lower and the rates extremely competitive. But it takes a financial institution like NCB, which is well versed in SBA lending opportunities, to smooth the way through the process.

Bill Savage is a case in point. When he was shopping for a loan to purchase a 40-year-old hardware store in Seabrook, New Hampshire, and make it part of the ACE Hardware franchise network, he was given the cold shoulder by local banks. They had little familiarity with the cooperative nature of the ACE operation. Only when someone at ACE suggested contacting NCB, which knows cooperatives inside and out, did the picture suddenly brighten.

NCB convinced Savage of the advantages of SBA-guaranteed financing, given his circumstances. The Bank stayed on top of the application process to make sure everything proceeded with minimal delay. It took only 44 days before the loan closed. And now Savage is the proud owner of an ACE Hardware gaining added customer loyalty as each day passes.

2001 – NCB Savings Bank, FSB is renamed NCB, FSB to reflect its national, diversified financial offerings.

NCB is chosen as a national lending partner for a number of member-driven organizations, including ACE Hardware and Yorkshire Global Restaurants – parent company of Long John Silvers and A&W Restaurants.

NCB’s subsidiary, Eos Financial Group, Inc., completes a $49.2 million capitalization for NPR, helping the national radio organization refinance existing debt to save $800,000 a year and acquire a new West Coast production facility.

NCB becomes a .coop founder, an Internet domain exclusive to cooperatives.

2002 – On January 1, 2002, NCB merges its real estate activities into NCB, FSB. The move enables NCB to decrease its reliance on capital markets funding by utilizing NCB, FSB’s deposit base and Federal Home Loan Bank membership.

The result for customers is access to more competitively priced real estate products.

2003 – Deposits at NCB, FSB stand at an all-time high of $487.2 million, up 32.1 percent from 2002. Consumer co-op, condo and single-family financing nationwide surges 30.6 percent to $223.9 million.

2004 NCB, FSB expands its residential real estate products to include home equity lines of credit for co-ops, condos and single-family homeowners nationwide.

The U.S. Department of Treasury allocates new market tax credits worth $75 million to NCBDC to help charter schools and health centers in economically distressed communities.

2005 – In March, NCB observes the 25th anniversary off our first loan.

2004 – NCB launches its Mission Banking initiative to re-energize efforts to promote cooperative development and expand the reach of cooperatives in America. A recently forged relationship with Mondragon Corporacion Cooperativa of Bilbao, Spain illustrates one of the varied ways in which NCB is working to meet these objectives.

With annual revenues of $1.3 billion, Mondragon is the largest world’s industrial manufacturing cooperative. Of its 175 companies spread throughout the world, 11 have American-based subsidiaries. Yet when Mondragon sought financing in the United States for these American operations, banks were often puzzled by their cooperative structure. That was not the response, however, when Mondragon approached NCB about helping one of its U.S. subsidiaries – Fagor America of Lyndhurst, New jersey. Fagor had plans to diversity its product line of high-quality cookware and enlarge its market share. NCB agreed to Mondragon’s request for a line of credit to finance Fagor’s expansion. The process went smoothly. And Mondragon found an American financial institution that not only understands its cooperative nature, but, in fact, welcomes the opportunity to support the growth of its U.S. interests.

The Numbers 2004 Review

National Cooperative Bank had a very good year in 2004. Strong real estate origination and sales activities and continued growth in core assets led to earnings of $22.6 million. Total assets increased to $1.6 billion at December 31, 2004 from $1.4 billion one year earlier.

In 2004, the NCB Family of Companies originated or arranged $1.6 billion in financing for our members and customers. As in 2003, NCB, through our wholly-owned thrift, NCB, FSB experienced its strongest growth in its single and multi-family real estate customer segments. Driven by historically low interest rates and expanded market share, originations of cooperative housing blanket, commercial real estate and community association loans increased 10.4 percent from 2003 to $899.6 million. And, the commercial loan and lease portfolio increased 13.0 percent to $545.1 million.

During 2004, NCB continued to diversify sources of funding. As of December 31, 2004, NCB FSB’s deposits totaled $605.9 million, an increase of 24.4 percent from one year earlier. By year-end 2004, deposits accounted for 44.7 percent of NCB’s funding compared with 42.6 percent one year earlier.

Growth in NCB’s loan portfolio resulted in a 12.3 percent increase in net interest income to $33.7 million in 2004 compared with $30.0 million in 2003.

Credit quality remained good in 2004 but showed some deterioration from 2003. Impaired assets, which are those loans on which NCB has discontinued the accrual of interest, increased from 0.2 percent in 2003 to 1.6 percent in 2004 as a percentage of total loans and lease financing. Management is actively working to resolve these credit issues and has fully reserved for any potential losses that may result. The provision for possible credit losses was 0.2 percent of average assets in 2004, the same as in 2003.

Non-interest income decreased 35.3 percent in 2004 to $36.7 million. The decline was driven primarily by a decline in gain on sales of cooperative housing blanket, commercial real estate and community association loans.

Maintaining adequate capital is essential for NCB to protect against unexpected losses and continue to grow. Total member’s equity increased 6.6 percent in 2004 to $205.5 million. NCB, FSB remained “well-capitalized” as defined by the Office of Thrift Supervision. On a consolidated basis, NCB’s average members’ equity as a percent of average assets was 13.7 percent, a slight decline from 14.4 percent in 2003 and a direct result of the strong loan growth in 2004.

Each year, NCB pays a patronage refund to members based on the prior year’s earnings. In September, 2005, NCB will distribute approximately $21.2 million in patronage refunds to our members compared with the $28.4 million distributed in 2004. The decline in patronage reflects the lower volume of loan sale activity in 2004.

For more detailed information on NCB’s 2004 financial performance, please review the 2004 SEC Form 10-K. It is also available on line at www.ncb.coop.

Richard L. Reed

Board of Directors

NCB’s Board of Directors consists of 15 individuals. Twelve are elected by NCB members and represent cooperative endeavors in industry sectors that include housing, consumer goods, low-income and consumer services, as well as other eligible cooperatives. The remaining seats are available for appointment by the President of the United States. Presidential appointees represent small business, agencies or departments of the federal government, and entities that represent low-income areas. Meetings are held four times per year.

Allan J. Baum
New York, New York
NCB Board member since 2004 (3)

William F. Casey, Jr.
President and Chief Executive Officer
The Co-operative Central Bank
Boston, Massachusetts
NCB Board member since 2002 (1)

Irma Cota, M.P.H.
Chief Executive Officer
North County Health Services
San Marcos, California
NCB Board member since 2003 (3)

Rafael E. Cuellar
President and Chief Executive Officer
ECO & Sons, Inc.
Passaic, New Jersey
NCB Board member since November 2002*

William F. Hampel
Senior Vice President and Chief Economist
Credit Union National Association
Washington, DC
NCB Board member since 2004 (3)

Grady Hedgespeth
Senior Vice President and Chief Financial Officer
Seedco/N-Pac
New York, New York
NCB Board member since 2003 (2)

H. Jeffrey Leonard
President
Global Environment Fund Management Corp.
Washington, DC
NCB Board member since 2002 (1)
Rosemary K. Mahoney
Consultant
MainStreet Cooperative Group
Lovingston, Virginia
NCB Board member since 2003 (2)

Stephanie McHenry, Vice Chair
President and Chief Operating Officer
ShorBank Cleveland
Cleveland, Ohio
NCB Board member since 2001 (3)

Richard A. Parkinson
President and Chief Executive Officer
Associated Food Stores
Salt Lake City, Utah
NCB Board member since 2003 (2)

Alfred A. Plamann
President and Chief Executive Officer
Unified Western Grocers Inc.
Commerce, California
NCB Board member since April 2003

Andrew Reicher
Executive Director
Urban Homesteading Assistance Board, Inc.
New York, New York
NCB Board member since 2003 (2)

Stuart M. Saft, Chair
Chairman
Council of New York Cooperatives and Condominiums
Wolf Haldenstein Adler Freeman & Herrz LLP
New York, New York
NCB Board member since 1999 (1)

Michael D. Scott
Senior Advisor to the Deputy Assistant
Secretary for Government Financial Policy
U.S. Department of the Treasury
Washington, DC
NCB Board member since November 2002*

Walden Swanson
Chief Executive Officer
Community Consulting Group Cooperatives, Inc.
Carrboro, North Carolina
NCB Board member since 2002 (1)

(1) Term ending 2005

(2) Term ending 2006

(3) Term ending 2007

*Appointed by the President of the United States

Corporate Information

Account Information

You can view loan, stock and deposit account information in the Bank Online section of www.ncb.coop. If you have specific questions regarding your account, please contact your loan administrator.

Annual Meeting

NCB’s Annual meeting will be held at 4:00 pm on Thursday, April 21, 2005 at the Museum of the American Indian in Washington, DC.

Inquiries

For general information on NCB, please contact NCB’s Marketing Communications Department at (202) 336-7742 or marcom@ncb.coop

Corporate Legal Counsel
Goodwin Procter LLC, Washington DC

Partronage Refund

The patronage refund for 2004 will be mailed to NCB members on or before September 15, 2005

Subsidiaries

NCB’s principal subsidiaries include:
NCB Financial Corporations, NCB, FSB
NCB Capital Corporation and Eos Financial Group, Inc.

SEC Form 10-K

NCB’s Form 10-K filed with the U.S. Securities and Exchange Commission is available online at www.ncb.coop or by contacting NCB’s Treasury Department at (202) 336-7660 Credits

Project management: NCB Marketing Communications: Print Design and Production: TFW Design Inc., Web Design: NCB Info Tech: Writing: Dan Crampton, Printing: Smith, Litho and Bowne & Co., Inc.

Copyright 2005 National Cooperative Bank

What the past 25 years have shown us is that cooperation is a singularly powerful idea. The general economy may be in a slump or on the rise. It almost doesn’t matter. Cooperative enterprises will continue to be created, thrive and endure. They address basic human needs and concerns. That is why our commitment to cooperative principles is no less fervent today than it was when we first opened our doors. If anything, our passion on behalf of the cooperative community only gets stronger and stronger with each passing year.

Corporate Headquarters:

1725 Eye Street, NW, Suite 600
Washington, DC 20006
(800) 955-9622
(202) 336-7700
(202) 336-7622 fax

Regional Offices:

3000 A Street, Suite 406
Anchorage, Alaska 99501
(800) 478-0777
(907) 561-0777
(907) 334-9825 fax

1333 Broadway, Site 602
Oakland, California 94612
(510) 496-2200
(510) 496-0404 fax

6 Central Row, 4th Floor
Hartford, Connecticut 06103
(800) 252-4030
(860) 297-020208
(860) 547-0054 fax

467 Highway One, Suite 123
Lewes, Delaware 19958
(302) 645-4740
(302) 645-4742 fax

250 Park Avenue, Suite 950
New York, New York 10177
(212) 808-0880
(212) 808-4396 fax

139 South High Street
Hillsboro, Ohio 45133
(800) 322-1251
(937) 393-4064 fax